March 27, 2020

Tie Li
Director and Chief Financial Officer
Leading Ideal Inc.
8th Floor, Block D, Building 8,
4th District of Wangjing East Garden,
Chaoyang District, Beijing 100102
People's Republic of China

       Re: Leading Ideal Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Filed March 13, 2020
           CIK No. 0001791706

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Filed on March 13, 2020

21. Convertible Redeemable Preferred Shares and Warrants
Accounting for Preferred Shares, page F-52

1. We note your response to comment one in our letter dated January 31, 2020. Please also remove the references to the "independent valuation firm" and "independent valuation advice" from pages 95, 96 and F-31.

       You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel,
Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial
 Tie Li
Leading Ideal Inc.
March 27, 2020
Page 2

statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameTie Li
                                                          Division of
Corporation Finance
Comapany NameLeading Ideal Inc.
                                                          Office of
Manufacturing
March 27, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName